UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MELLON FINANCIAL CORP.
 (Name of Issuer)
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Common Stock
(Title of Class of Securities)
-----------------------------------------------------------
58551A108
(CUSIP Number)
-----------------------------------------------------------
December 30, 2006
Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

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1. Names of Reporting Persons and I.R.S. Identification No.

UBS AG (for the benefit and on behalf of the UBS Global
Asset Management business group of UBS AG (see Item 7)

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2. Check the Appropriate Box if a Member of a Group

a   / /
b   / /  See Item 8 of attached schedule
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3. SEC USE ONLY

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4. Citizenship or Place of Organization

Switzerland
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Number of       5.  Sole Voting Power 	      34,951,634
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  37,444,500

Reporting
Person With:
-----------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

37,444,500 Shares*
-----------------------------------------------------------

10. Check if the Aggregate Amount in Row 9 Excludes Certain
Shares  / /
-----------------------------------------------------------
11. Percent of Class Represented by Amount in Row 9

9.0%
-----------------------------------------------------------
12. Type of Reporting Person

BK, HC
-----------------------------------------------------------
UBS AG disclaims beneficial ownership of such securities pursuant to Rule 13d-4 under the Securities Exchange Act of 1934. In accordance with SEC Release No. 34-395-538
(January 12, 1998), this filing reflects the securities beneficially owned by the UBS Global Asset Management business group of UBS AG and its subsidiaries and affiliates on behalf of its clients (collectively, UBS). This filing does not reflect securities, if any, beneficially owned by any other division or business group of UBS.

Page 2 of 5 pages
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-----------------------------------------------------------

Cusip 58551A108
-----------------------------------------------------------

Item 1(a).  Name of Issuer:

MELLON FINANCIAL CORP.

Item 1(b).  Address of Issuer's Principal Executive Offices:

One Mellon Bank Center
500 Grant Street
Pittsburgh, PA  15258-0001


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Item 2(a) Name of Persons Filing:
UBS AG

Item 2(b) Address of Principal Business Office or, if none,
Residence:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the "Common Stock")

Item 2(e) CUSIP Number:
58551A108
-----------------------------------------------------------

Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
-----------------------------------------------------------
Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.

Page 3 of 5 pages
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-----------------------------------------------------------
Cusip 58551A108
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
-----------------------------------------------------------
Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by the UBS Global Asset Management business group of UBS AG have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. To the best of our knowledge, no account holds more than 5 percent of the outstanding Common Stock.
-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

Identification:  UBS Global Asset Management (Americas) Inc.
(UBS Global AM)
Classification:  IA

In addition to UBS and UBS Global AM, the following UBS affiliates and subsidiaries are part of the UBS Global
Asset Management business group included in this filing:
UBS Global Asset Management (US) Inc., UBS Global Asset Management Trust Company, UBS Global Asset Management International Limited, UBS Global Asset Management (Canada) Co., UBS International, Inc., UBS Global Asset Management (Australia) Ltd., UBS Global Asset Management (Hong Kong) Limited, UBS (Trust & Banking) Limited, UBS Global Asset Management (Japan) Ltd., UBS Global Asset Management (Singapore) Ltd., UBS Global Asset Management (Taiwan) Ltd., UBS Global Asset Management (France) SA, UBS Global Asset Management (Deutschland) GmbH, UBS Global Asset Management (Italia) Sim Spa, UBS Espana S.A., UBS Global Asset Management (UK) Ltd.

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Item 8 Identification and Classification of Members of the
Group:

UBS AG is reporting direct and indirect beneficial ownership of holdings. None of the reporting persons affirm the existence of a group within the meaning of Rule 13d-5(b)(1).
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Page 4 of 5 pages
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Cusip 58551A108
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Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2007


                              UBS AG


                              By:   /s/ Thomas Madsen
                              Thomas Madsen, Member GMB


                              By:   /s/ Kai Sotorp
                              Kai Sotorp, Member GMB


Page 5 of 5 pages

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